FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Six months ended September 30, 2024

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-261756) of the registrant, filed with the SEC on December 20, 2021 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 12, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights—6 months ended September 30, 2024

Nomura reported net revenue of 937.8 billion yen for the 6 months ended September 30, 2024, an increase of 30.9% from the same period in the previous year. Non-interest expenses increased by 14.4% from the same period in the previous year to 701.8 billion yen. Income before income taxes was 235.9 billion yen and net income attributable to NHI shareholders was 167.3 billion yen for the 6 months ended September 30, 2024. Basic-Net income attributable to NHI shareholders per share was 56.63 yen and Diluted-Net income attributable to NHI shareholders per share was 54.58 yen. Return on shareholders’ equity annualized was 10.1%. Return on shareholders’ equity annualized is calculated as the ratio of net income attributable to NHI shareholders to total NHI shareholders’ equity multiplied by 2 to annualize the figure.

i.) Financial Position

As of September 30, 2024, Nomura’s main balance sheet indicators were as follows:

•	Total assets: 57.5 trillion yen (an increase of 2.3 trillion yen compared to March 31, 2024 due mainly to an increase in Trading assets)
•	Total liabilities: 54.1 trillion yen (an increase of 2.4 trillion yen compared to March 31, 2024 due mainly to an increase in Securities sold under agreements to repurchase)
•	Total equity: 3.4 trillion yen (a decrease of 0.05 trillion yen compared to March 31, 2024 due mainly to a decrease in Accumulated other comprehensive loss)
•	Total NHI shareholders’ equity: 3.3 trillion yen

As of September 30, 2024, Nomura’s capital-related indicators were as follows1:

•	Tier 1 Capital: 3,395 billion yen (3,468 billion yen as of March 31, 2024)
•	Tier 2 Capital: 0.4 billion yen (0.5 billion yen as of March 31, 2024)
•	Total Capital: 3,395 billion yen (3,468 billion yen as of March 31, 2024)
•	Tier 1 Capital ratio: 17.6% (18.2% as of March 31, 2024)
•	Common Equity Tier 1 Capital ratio: 15.7% (16.2% as of March 31, 2024)
•	Consolidated Capital Adequacy ratio: 17.6% (18.2% as of March 31, 2024)
•	Consolidated Leverage ratio (Tier 1 capital divided by exposure (the sum of on-balance sheet exposures and off-balance sheet items)): 4.95% (5.24% as of March 31, 2024)
•	Risk weighted assets: 19,227 billion yen (an increase from 18,976 billion yen as of March 31, 2024 due mainly to an increase of Operational Risk)

[1]

Ratios and figures in this paragraph represent preliminary estimates as of the date of this supplement release and may be revised NHI’s Semi-annual Securities Report on Form 6-K for the period ended September 30, 2024.

NHI has been assigned as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Since then, the Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III.

Since its designation as a Final Designated Parent Company in April 2011, NHI has been calculating its consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company and, from the end of March 2013, according to a Basel III-based consolidated capital adequacy ratio.

ii.) Value at Risk

Value at risk as of September 30, 2024 was 5.4 billion yen, 1.8% decrease compared to March 31, 2024. Value at risk is defined at 95% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

iii.) Number of Employees

As of September 30, 2024, Nomura had 27,382 employees globally (Japan: 15,045, Europe: 3,111, Americas: 2,502, Asia-Pacific (including Powai office in India): 6,724).

The 6 months ended September 30, 2024—Business Highlights

Business Segment Information

Wealth Management

 Results of operation

	Billions of yen		% Change
	For the 6 months ended		(B-A)/(A)
	September 30,	September 30,
	2023 (A)	2024 (B)
Net revenue	191.0	230.7	20.8
Non-interest expenses	139.0	143.1	3.0

Income before income taxes	52.0	87.5	68.4

Net revenue for the six months ended September 30, 2024, increased primarily due to an increase in commissions from sales of stocks and investment trusts. Non-interest expenses were ¥143.1 billion and income before income taxes was ¥87.5 billion.

Note) The Retail Division has been renamed the “Wealth Management Division,” effective April 1, 2024.

 KPIs

	Trillions of yen		% Change
	March 31,	September 30,	(B-A)/(A)
	2023 (A)	2024 (B)
Recurring revenue assets	23.0	23.4	1.7

	Billions of yen		% Change
	For the 6 months ended		(B-A)/(A)
	September 30,	September 30,
	2023 (A)	2024 (B)
Net inflows of recurring revenue assets(1)	333.5	826.2	147.7

	Thousands		% Change
	For the 6 months ended		(B-A)/(A)
	September 30,	September 30,
	2023 (A)	2024 (B)
Flow business clients	1,247	1,251	0.3

	Thousands		% Change
	March 31,	September 30,	(B-A)/(A)
	2023 (A)	2024 (B)
Workplace services(2)	3,627	3,792	4.5

(1)

Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. The definition has been revised retroactively to exclude outflows from investment trust distributions. The figures prior to the 6 months ended September 30, 2024 have been reclassified following this change in definition of net inflows of recurring assets. As a result, the net inflows of recurring revenue assets for the 6 months ended September 30, 2023 have increased from ¥162.5 billion to ¥333.5 billion.

(2)

“Services for salaried employees,” one of the KPIs of the Wealth Management Division, has been renamed “Workplace services,” effective April 1, 2024. There have been no changes to the definition or calculation of this KPI.

Investment Management

 Results of operation

	Billions of yen		% Change
	For the 6 months ended		(B-A)/(A)
	September 30,	September 30,
	2023 (A)	2024 (B)
Net revenue	71.6	103.8	44.8
Non-interest expenses	44.8	48.6	8.6

Income (loss) before income taxes	26.8	55.1	105.3

Net revenue for the six months ended September 30, 2024, was ¥103.8 billion, primarily due to an increase in the fair value of the investee companies. Non-interest expenses were ¥48.6 billion and income before income taxes was ¥55.1 billion.

The breakdown of net revenue for Investment Management is as follows:

	Billions of yen		% Change
	For the 6 months ended		(B-A)/(A)
	September 30,	September 30,
	2023 (A)	2024 (B)
Business revenue(1)	65.9	78.5	19.1
Investment gain/ loss(2)	5.7	25.3	343.9

Net revenue	71.6	103.8	45.0

(1)

Consists of divisional revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)

Consists of divisional revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

 KPIs

	Trillions of yen		% Change
	March 31, 2023 (A)	September 30, 2024 (B)	(B-A)/(A)
Asset Under Management	89.0	88.8	(0.2)

	Billions of yen		% Change
	For the 6 months ended		(B-A)/(A)
	September 30, 2023 (A)	September 30, 2024 (B)
Net inflows	2,306	2,074	(10.1)

Wholesale

 Results of operation

	Billions of yen		% Change
	For the 6 months ended		(B-A)/(A)
	September 30,	September 30,
	2023 (A)	2024 (B)
Net revenue	394.9	508.2	28.7
Non-interest expenses	384.6	441.8	14.9

Income before income taxes	10.4	66.4	540.8

The breakdown of net revenue for Wholesale is as follows:

	Billions of yen		% Change
	For the 6 months ended		(B-A)/(A)
	September 30,	September 30,
	2023 (A)	2024 (B)
Fixed Income	194.3	253.4	30.4
Equities	136.8	175.2	28.1
Global Markets	331.1	428.7	29.5
Investment Banking	63.9	79.5	24.4

Net revenue	395.0	508.2	28.7

Global Markets net revenue was ¥428.7 billion. Fixed Income net revenue increased from ¥194.3 billion for the six months ended September 30, 2023 to ¥253.4 billion for the six months ended September 30, 2024 because of strong performance in spread products. Equities net revenue increased from ¥136.8 billion for the six months ended September 30, 2023 to ¥175.2 billion for the six months ended September 30, 2024 due to strong performances in execution service and equity products. Investment banking net revenue was ¥79.5 billion.

 KPIs

	Three months ended
	June 30,	September 30,
Cost-to-income ratio
2023/24	99%	96%
2024/25	91%	83%
Revenue/modified RWA 2023/24	6.2%	6.4%
2024/25	7.3%	7.4%

 Other Operating Results

	Billions of yen		% Change
	For the 6 months ended		(B-A)/(A)
	September 30,	September 30,
	2023 (A)	2024 (B)
Net revenue	60.7	97.1	60.0
Non-interest expenses	45.3	68.3	50.8

Income before income taxes	15.4	28.9	87.0

Segment Information—Operating Segment

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the 6 months ended		(B-A)/(A)
	September 30,	September 30,
	2023 (A)	2024 (B)
Net revenue
Business segment information:
Wealth Management	190,982	230,667	20.8
Investment Management	71,636	103,757	44.8
Wholesale	394,937	508,227	28.7

Subtotal	657,555	842,651	28.1
Other	60,708	97,111	60.0

Net revenue	718,263	939,762	30.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,590)	(1,993)	—

Net revenue	716,673	937,769	30.9

Non-interest expenses
Business segment information:
Wealth Management	138,990	143,120	3.0
Investment Management	44,794	48,643	8.6
Wholesale	384,572	441,812	14.9

Subtotal	568,356	633,575	11.5
Other	45,272	68,253	50.8

Non-interest expenses	613,628	701,828	14.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	613,628	701,828	14.4

Income (loss) before income taxes
Business segment information:
Wealth Management	51,992	87,547	68.4
Investment Management	26,842	55,114	105.3
Wholesale	10,365	66,415	540.8

Subtotal	89,199	209,076	134.4
Other*	15,436	28,858	87.0

Income (loss) before income taxes	104,635	237,934	127.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,590)	(1,993)	—

Income (loss) before income taxes	103,045	235,941	129.0

* Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the 6 months ended		(B-A)/(A)
	September 30,	September 30,
	2023 (A)	2024 (B)
Net gain (loss) related to economic hedging transactions	(5,511)	(1,027)	—
Realized gain (loss) on investments in equity securities held for operating purposes	8,217	496	(94.0)
Equity in earnings of affiliates	22,731	26,351	15.9
Corporate items	3,322	187	(94.4)
Other	(13,323)	2,851	—

Total	15,436	28,858	87.0

Disclaimers

•	This document is produced by Nomura. Copyright 2024 Nomura Holdings, Inc. All rights reserved.
•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review of the consolidated financial statements for the six-month period ended September 30, 2024 has not been completed by the independent auditors as of the date of this supplement. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in NHI’s Semi-annual Securities Report on Form 6-K for the period ended September 30, 2024.

•	This document should be read together with and is qualified in its entirety by reference to Nomura’s Annual Report on Form 20-F for the year ended March 31, 2024.